UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 4, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

DISH Network Corporation
DISH DBS Corporation

File No. 0-26176
File No. 333-31929
CF#24455

DISH Network Corporation and DISH DBS Corporation submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information they excluded from the Exhibits to their Forms 10-Q filed on November 9, 2009 and November 13, 2009, respectively, as modified by the same contracts refiled with fewer redactions on Forms 10-K filed on March 1, 2010 and March 9, 2010, respectively.

Based on representations by DISH Network Corporation and DISH DBS Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibits 10.1 and 10.2 to Forms 10-Q	through September 15, 2029
Exhibits 10.41 and 10.42 to Forms 10-K	through September 15, 2029

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Secretary